FIRST AMENDMENT TO BYLAWS

OF

TERRA MINT GROUP, CORP.

A Wyoming Corporation

The Bylaws of Terra Mint Group, Corp. ("Bylaws") are hereby amended as follows:

Article I, Section 1.03 of the Bylaws is deleted in its entirety and replaced with the following:

1.03 PRINCIPAL OFFICE

The principal office of the Corporation in the State of Wyoming is 30 North Gould Street, Suite R, Sheridan, WY 82801.

Except as amended herein, the provisions of the Bylaws shall remain in full force and effect.

6/15/2023

As approved by the board of directors effective the __ day of June, 2023:

TERRA MINT GROUP, CORP.

AMENDMENT TO BYLAWS
TERRA MINT GROUP, CORP.

DocuSigned by:

By: ______________________ 0BFD39FD355843C...   Date: 6/15/2023

Chris Gerardi, Chairperson

and President

TERRA MINT GROUP, CORP.

TERRA MINT GROUP, CORP

UNANIMOUS CONSENT OF THE MEMBERS AND MANAGERS

The undersigned, being the board of directors of Terra Mint Group, Corp., a Wyoming corporation ("Company"), hereby approve the following actions:

RESOLVED, that the Company's agreement to buy back Appointment Gurus, LLC's shares and settle any potential claims brought by Aleta Reynolds, Appointment Gurus, LLC's member, is hereby approved.

RESOLVED, that all actions of the board of directors taken on behalf and in furtherance of the business of the Company have been and are hereby approved by the board of directors.

Dated 6/15/2023.

TERRA MINT GROUP, CORP.

DocuSigned by:

By: ______ 0BFD39FD355843C... Date: 6/15/2023

Chris Gerardi, Chairperson
and President

TERRA MINT GROUP, CORP.